## RED PINE PETROLEUM LTD.

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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## Form of Proxy - Annual General and Special Meeting to be held on May 25, 2021

### This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 5:00 pm (Eastern Daylight Time), on May 20, 2021.**

### VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

  **1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?**
  Scan the QR code to vote now.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.**

**CONTROL NUMBER**

01QDSA

## Appointment of Proxyholder

I/We being holder(s) of securities of Red Pine Petroleum Ltd. (the "Corporation") hereby appoint: Richard Paolone, or failing this person, Matthew Fish (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Corporation to be held at Suite 400, 90 Adelaide Street West, Toronto, Ontario on May 25, 2021 at 10:00 am, EDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

| | For | Against |
|---|---|---|
| **1. Number of Directors**<br>To set the number of Directors at three (3). | ☐ | ☐ |

**2. Election of Directors**

| | For | Withhold |
|---|---|---|
| 01. Richard Paolone | ☐ | ☐ |
| 02. Matthew Fish | ☐ | ☐ |
| 03. Michael Lerner | ☐ | ☐ |

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| | For | Withhold |
|---|---|---|
| **3. Appointment of Auditors**<br>Appointment of Clearhouse LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| | For | Against |
|---|---|---|
| **4. Consolidation Resolution**<br>To consider and, if thought fit, to approve an ordinary resolution authorizing the consolidation of all of the issued and outstanding common shares of the Corporation on the basis of 625.5882 pre-consolidation common shares for one (1) post-consolidation common share. | ☐ | ☐ |
| **5. Amendment Resolution**<br>To consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in Schedule "A" of the management information circular of the Corporation (the "Information Circular"), to authorize and approve an amendment of the notice of articles and articles of the Corporation to amend the rights and restrictions of the existing class of common shares and re-designate such class as subordinate voting shares, and to create a new class of multiple voting shares and a new class of proportionate voting shares, and to provide for advance notice provisions for nominations of directors by shareholders of the Corporation, to be implemented only in the event that all conditions to the Business Combination have been satisfied or waived (other than conditions that may be or are intended to be satisfied only after the Amendment Resolution is implemented). | ☐ | ☐ |
| **6. Post-Business Combination Auditor Resolution**<br>Conditional on and effective upon the completion of the Business Combination, appoint MNP LLP or another auditor designated by HB2 Origination, LLC as auditor for the Corporation and authorize the Board of Directors of the Corporation to fix the auditor's remuneration. | ☐ | ☐ |
| **7. Post-Business Combination Board Resolution**<br>Immediately prior to the completion of the Business Combination, to fix the number of directors at five (5). | ☐ | ☐ |
| **8. Post-Business Combination Director Election Resolution**<br>Conditional on and effective upon the completion of the Business Combination, to elect the directors of the Corporation as set out in the Information Circular. | ☐ | ☐ |
| **9. Name Change Resolution**<br>To consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving a change in the name of the Corporation to "Alpine Summit Energy Partners, Inc." or such other name as the directors of the Corporation, in their sole discretion, may determine to take effect upon the completion of the Business Combination. | ☐ | ☐ |
| **10. Equity Incentive Plan Resolution**<br>Conditional on and effective upon the completion of the Business Combination, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a new long-term equity-based incentive plan. | ☐ | ☐ |
| **11. Deferred Share Unit Plan Resolution**<br>Conditional on and effective upon the completion of the Business Combination, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a new deferred share unit plan. | ☐ | ☐ |

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## Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

**Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Financial Statements** – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.